================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2000

                                       or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960

                         THE GENLYTE GROUP INCORPORATED
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

--------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                         4360 BROWNSBORO ROAD, SUITE 300
                           LOUISVILLE, KENTUCKY 40207

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================================================================================

Genlyte Thomas Retirement Savings and
Investment Plan



Financial Statements
As of December 31, 2000 and 1999


Together with Report of Independent Public Accountants

Genlyte Thomas Retirement Savings
and Investment Plan

Table of Contents
--------------------------------------------------------------------------------


                                                                         Page(s)
                                                                         -------

Report of Independent Public Accountants                                    1


Statements of Net Assets Available for Benefits As of
  December 31, 2000 and 1999                                                2


Statement of Changes in Net Assets Available for Benefits For the
  Year Ended December 31, 2000                                              3


Notes to Financial Statements and Schedules                              4 - 10


Item 4(i) - Schedule of Assets Held for Investment Purposes As
  of December 31, 2000 (Schedule I)                                        11


Item 4(d) - Schedule of Non-Exempt Transactions for the Year
  Ended December 31, 2000 (Schedule II)                                    12

Report of Independent Public Accountants
----------------------------------------



To the Pension and Benefits Committee of
  The Genlyte Thomas Group LLC:


We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and the schedule of non-exempt transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Louisville, Kentucky
  May 17, 2001

Genlyte Thomas Retirement Savings and
Investment Plan

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                      2000              1999
                                                   -----------       -----------

Investments                                        $52,981,224       $21,342,315
Contributions receivable                             2,363,020           220,634
                                                   -----------       -----------
Net assets available for benefits                  $55,344,244       $21,562,949
                                                   ===========       ===========


The accompanying notes to financial statements and schedules are an integral part of these statements.

Genlyte Thomas Retirement Savings and
Investment Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


Net assets available for benefits, beginning of year               $ 21,562,949

Additions:
  Employee contributions                                              5,305,617
  Employer contributions                                              2,816,142
  Interest and dividend income                                        4,894,102
  Net realized losses                                                  (754,703)
  Net unrealized losses                                              (7,124,335)
                                                                   ------------
      Total additions                                                 5,136,823

Deductions:
  Distributions and withdrawals                                       7,458,295
                                                                   ------------
      Total deductions                                                7,458,295

Other:
  Transfers in from other defined contribution plans                 36,102,767
                                                                   ------------

Net assets available for benefits, end of year                     $ 55,344,244
                                                                   ============


The accompanying notes to financial statements and schedules are an integral part of this statement.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


(1)  Description of Plan-
     -------------------

     (a) General Information--The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as "Genlyte") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the Company), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. As used herein, the term "Company" shall mean, for periods prior to August 30, 1998, Genlyte and its successors and assigns, and for periods on and after such date, Genlyte Thomas and its successors and assigns.

          The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan.

          Effective as of January 1, 2000 the plan has been renamed as the Genlyte Thomas Retirement Savings and Investment Plan. In addition, the Plan has been amended and restated in its entirety to reflect, among other things, additional investment options and enhanced employer contributions, as well as the inclusion of all eligible salaried employees of the Company and certain hourly employees as eligible Plan participants. The Plan allows former employees of Thomas Industries Inc. who are now employees of the Company to participate. During the year, assets from the Thomas Profit Sharing Plan and Thomas 401(k) plan were transferred to the Plan on behalf of these employees. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's pre-tax wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The plan permits Salary Deferred Contributions, as elected by the participant, to be invested in whole or in part (in multiples of 5%) in any one or more investment funds offered by the Committee.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


          The Plan also permits the Company to make both matching and non-matching contributions to the Plan. On the last day of each calendar quarter, eligible salaried participants and certain hourly participants will receive matching contributions in an amount equal to 50% of salary deferred contributions, up to a maximum match of 3% of compensation (subject to all of the restrictions and limitations set forth in the Savings Plan), for qualified participants. Participants eligible for matching contributions must complete 12 months of employment with the company before receiving matching contributions. The Company may make employer non-matching contributions at the sole discretion of the Company. In 2000 and 1999, the Company made non-matching contributions of $1,509,839 and $61,360, respectively.

     (c) Participation--Salaried participants are eligible to participate in the plan upon commencement of employment. Hourly and collective bargaining employees, if stated in the collective bargaining agreement are not eligible to participate until completing a minimum of six months of service at which time they will begin on any January 1 or July 1 following this six month period.

          Effective October 1, 2000, the plan has been amended to allow employees of Chloride Systems (Chloride) headquartered in Burgaw, North Carolina to participate in the Plan. Both hourly and salary employees will be eligible for employer matching and non-matching contributions. Employees employed by Chloride prior to October 1, 2000 will be credited with hours of service for the period employed prior to October 1, 2000.

     (d) Vesting--Participants are immediately vested in their voluntary contributions, plus earnings thereon, made under the Income Deferral Feature to the Plan. Company matching and non-matching contributions plus applicable earnings are vested at the rate of 10% after two years of service and 20% per year of service following the completion of three years of service. A participant is 100% vested after seven years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

     (e) Distributions--Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement or other separation from service) in the form of lump sum payments. Participants who have balances that were rolled over from a Thomas profit sharing plan will receive distributions in the form of a qualified joint and survivor annuity unless they elect the lump sum form of distribution. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock or Thomas common stock.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     (f) Plan Investments--At December 31, 2000, the investments of the Plan consist of the Janus Aspen Balanced Fund, the Pimco Total Return Fund, the Putnam Fund for Growth and Income, the Putnam Investors Fund, the Putnam Global Growth Fund, the Putnam Voyager Fund, the Putnam OTC and Emerging Growth Fund, the Putnam Asset Allocation-Balanced Portfolio, the S & P 500 Fund, the Putnam International Growth Fund, the Putnam Money Market Fund, and the Putnam U.S. Government Income Trust all managed by the Trustee, and Genlyte common stock and Thomas common stock. A brief description of each investment option follows:

                       Account                           Description
          ---------------------------------   ----------------------------------

          Janus Aspen Balanced Fund           The fund seeks long term capital
                                              growth, consistent with the
                                              preservation of capital and
                                              balanced by current income.

          PIMCO Total Return Fund             The fund seeks maximum total
                                              return, consistent with
                                              preservation of capital and
                                              prudent investment management.

          Putnam Fund for Growth and Income   The fund invests mainly in
                                              attractively priced stocks of
                                              companies that offer long-term
                                              growth potential while also
                                              providing income.

          Putnam Investors Fund               The fund invests primarily in
                                              stock of large well-established
                                              companies that provide
                                              opportunities for growth over the
                                              long term.

          Putnam Global Growth Fund           This fund is designed for
                                              investors seeking potential
                                              above-average capital growth
                                              through a globally diversified
                                              portfolio of common stocks.

          Putnam Voyager Fund                 The fund is a diversified
                                              multi-cap growth fund that invests
                                              primarily in stocks of midsize and
                                              large companies with the
                                              flexibility to invest in stocks of
                                              any size across a wide range of
                                              industries.

          Putnam OTC and Emerging Growth      The fund invests mainly in stocks
          Fund                                of small to midsize emerging
                                              growth companies.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                       Account                           Description
          ---------------------------------   ----------------------------------

          Putnam Asset Allocation: Balanced   Fund consists of three separate
          Portfolio Fund                      sub-portfolios designed to meet
                                              the differing needs of investors
                                              as they move through various life
                                              stages.

          Putnam S&P 500 Index Fund           Fund is for investors seeking a
                                              return, before the assessment of
                                              fees, that closely approximates
                                              the return of the S&P 500 Index,
                                              which is an indicator of the U.S.
                                              stock market performance.

          Putnam International Growth Fund    The fund seeks capital
                                              appreciation by investing in a
                                              diversified portfolio of stock of
                                              companies located mainly outside
                                              the United States.

          Putnam Money Market Fund            The fund invests in short-term,
                                              high-quality money market
                                              securities in an attempt to
                                              provide current income and safety
                                              of principal.

          Putnam U.S. Government Income       This fund invests exclusively in
          Trust                               securities backed by the full
                                              faith and credit of the United
                                              States government.

          Genlyte Group, Inc. Common Stock    Invests in Genlyte Group, Inc.
                                              common stock.

          Thomas Industries, Inc. Common      Invests in Thomas Industries, Inc.
          Stock                               common stock.

     (g) Allocation of Investment Income--On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

(2)  Summary of Accounting Policies-
     ------------------------------

     (a) Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     (b) Investment Valuation and Income Recognition--Investments are stated in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. The plan provides for investment in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c) Administrative Expenses--The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 2000.

     (d) Use of Estimates in Preparation of Financial Statements--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affects the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (e)  Payment of Benefits--Benefits are recorded when paid.

(3)  Investments-
     -----------

     Investments representing 5% or more of plan's net assets are as follows:

                                                         December 31,  December 31,
                                                            2000          1999
                                                         -----------   -----------

          Janus Aspen Balanced Fund                      $ 3,263,317   $        --
          Putnam Fund for Growth and Income                4,820,066     4,570,126
          Putnam Voyager Fund                              8,050,678     8,150,690
          Putnam Asset Allocation - Balanced Portfolio    14,876,376            --
          Putnam S&P 500 Index Fund                        6,770,389            --
          Putnam International Growth Fund                 2,906,728            --
          Putnam Money Market Fund                         3,070,045     1,258,984
          Putnam U.S. Government Income Trust                     --     1,248,785
          Putnam Global Growth Fund                               --     2,476,425
          Genlyte Group, Inc. Common Stock                 4,082,439     3,637,305

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

               Mutual funds               $ (8,597,458)
               Common stock                    718,420
                                          ------------
                                          $ (7,879,038)
                                          ============

(4)  Accounting Pronouncement-
     ------------------------

     The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminated the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 and has eliminated the participant directed fund investment program disclosures.

(5)  Plan Termination-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  Tax Status-
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

(7)  Trustee-
     -------

     The trustee has the power to hold, invest, reinvest, control and disburse funds according to the plan document. Plan participants elect the form of investment for their contributions to the Plan and the trustee is responsible for investing those funds accordingly. The Plan administrator directs the trustee to disburse benefit payments to qualified members of the Plan, based on valid disbursement requests.

(8)  Information Certified by the Trustee-
     ------------------------------------

     The assets and transactions identified in the accompanying financial statements and the Schedule of Assets Held for Investment Purposes contain information certified by the trustee.

Genlyte Thomas Retirement Savings and
Investment Plan

Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


(9)  Non-Exempt Transactions-
     -----------------------

     Non-exempt transactions between the Plan and the Company have been identified and are listed in Schedule II. The non-exempt transactions occurred as a result of the Company's failure to remit certain employee contributions to the Plan within the timeframe established by DOL Regulations 2510.3-102(b).

(10) Party In Interest Transactions-
     ------------------------------

     Certain Plan investments are shares of investment funds managed by Putnam and shares of common stock of Genlyte Group, Inc. and Thomas Industries, Inc. While these investments constitute transactions with parties in interest under ERISA, they do not constitute prohibited transactions under ERISA. Such transactions during fiscal 2000 are disclosed in the accompanying statements and the Schedule of Assets Held for Investment Purposes.

(11) Subsequent Events-
     -----------------

     Employees at the Wide-Lite San Marcos, Texas Plant are no longer eligible to participate in the Plan as of December 31, 2000. Effective January 1, 2001, eligible participants at the San Marcos, Texas Plant (Member of IBEW Local 1548) became eligible to participate in the Genlyte Thomas Consolidated Thrift Savings Plan. The account balances as of December 31, 2000 of participants employed at the Wide-Lite San Marcos, Texas facility shall remain part of and be subject to the terms of the Plan.

                                                                      Schedule I

Genlyte Thomas Retirement Savings and Investment Plan

Plan Sponsor: Genlyte Thomas Group
EIN 22-2584333  Plan 018

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 2000
--------------------------------------------------------------------------------


    Identity of Issue           Description of Investments        Current Value
-------------------------   -----------------------------------   -------------

  Janus                     Janus Aspen Balanced Fund              $  3,263,317

  PIMCO                     PIMCO Total Return Fund                   1,706,680

* Putnam                    Fund for Growth and Income                4,820,066

* Putnam                    Investors Fund                              462,349

* Putnam                    Voyager Fund                              8,050,678

* Putnam                    OTC & Emerging Growth Fund                1,431,320

* Putnam                    Asset Allocation-Balanced Portfolio      14,876,373

* Putnam                    S & P 500                                 6,770,389

* Putnam                    International Growth                      2,906,728

* Putnam                    Money Market Fund                         3,070,045

* Genlyte Group, Inc.       Genlyte Common Stock                      4,082,439

* Thomas Industries, Inc.   Thomas Common Stock                       1,540,840
                                                                   ------------

                                                                   $ 52,981,224
                                                                   ============

* Party in Interest to the Plan.


The accompanying notes to financial statements and schedules are an integral part of this schedule

                                                                     Schedule II

Genlyte Thomas
Retirement Savings and Investment Plan

Plan Sponsor: Genlyte Thomas Group, LLC
EIN 22-2584333  Plan 018

Item 4(d) - Schedule of Non-Exempt Transactions
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


                    Relationship to Plan,                                                                             Interest
Identity of Party     Employer or Other     Description of Transactions, Including Maturity Date, Rate of   Amount   Incurred on
    Involved          Party in Interest             Interest, Collateral and Par or Maturity Value          Loaned      Loan
-----------------   ---------------------   -------------------------------------------------------------   ------   -----------

All participants    Participants            Lending of monies from the Plan to the Company (employee
                                              contributions not timely remitted to the Plan) as follows:

                                                Deemed loan dated February 22, 2000, maturity February 24,
                                                  2000 with interest at 6.23%                               $ 1,563    $     1

                                                Deemed loan dated April 24, 2000 maturity April 28, 2000
                                                  with interest at 6.51%                                     37,735         48

                                                Deemed loan dated April 24, 2000 maturity May 3, 2000 with
                                                  interest at 6.51%                                          20,155         44
                                                                                                            -------    -------

                                                    Total                                                   $59,453    $    93
                                                                                                            =======    =======


The accompanying notes to financial statements and schedules are an integral part of this schedule.